EXHIBIT 99.1

Addex Shareholders Approve All Resolutions at Annual General Meeting

Geneva, Switzerland, June 17, 2021 – Addex Therapeutics (SIX: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that its shareholders approved, with a large majority, all of the proposals of the board of directors in its 2021 Annual General Meeting (AGM). In line with the Swiss Federal Council COVID-19 Ordinance 3, no shareholders attended the AGM in person. The voting proxy represented 39.24% of the company's outstanding capital.

Addex shareholders approved the 2020 annual report, the 2020 annual financial statements, the appropriation of the results as well as the compensation report (the latter in a consultative vote). All motions regarding the compensation of the board of directors and the executive management were also approved. In addition, discharge was granted to the members of the board of directors and the executive management for their activities during the business year 2020.

Addex shareholders also approved the amendment of the articles of association concerning the authorized share capital and the conditional share capital of the company.

Dr. Vincent Lawton was re-elected as member and chairman of the board of directors and member of the compensation committee; Dr. Raymond Hill was re-elected as member of the board of directors and member of the compensation committee; and Dr. Roger Mills, Mr. Tim Dyer, Mr. Jake Nunn and Dr. Isaac Manke were re-elected as members of the board of directors.

BDO SA were re-elected as the auditors for the 2021 business year and Robert P. Briner, attorney-at-law, was re-elected as the independent voting rights representative until the 2022 Annual General Meeting.

The detailed agenda can be found on Addex’s website at https://www.addextherapeutics.com/en/investors/general-meetings/

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in Q2 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q2 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 7968 022075 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation and progress of clinical trials and preclinical studies, and its future financing activities. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.